UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2011            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

Financial Review for the First Quarter ended March 31, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: September 26, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

FINANCIAL REVIEW

First Quarter Ended March 31, 2011

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2011

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE TO READER

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011.  These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

	March 31,	December 31,	January 1,
	2011	2010	2010

ASSETS

Current assets
Cash and cash equivalents	$ 6,854,357	$ 7,715,347	$ 499,266
Marketable securities (Note 5)	810,516	994,609	1,715,650
Advances and other receivables (Note 10)	342,407	303,610	111,706
Taxes receivable	52,639	95,504	9,945
Due from related parties (Note 10)	235,344	176,508	152,948
Prepaid expenses and deposits	110,958	145,148	52,829
Total current assets	8,406,221	9,430,726	2,542,344

Non-current assets
Long-term deposits	23,881	23,881	23,881
Property and equipment (Note 6)	260,121	219,708	180,604
Exploration and evaluation assets (Note 7)	5,031,735	5,031,735	4,293,592
Total non-current assets	5,315,737	5,275,324	4,498,077

TOTAL ASSETS	$ 13,721,958	$ 14,706,050	$ 7,040,421

LIABILITIES and SHAREHOLDERS' EQUITY

Current liability
Accounts payable and accrued liabilities (Note 10)	$ 440,476	$ 547,978	$ 246,549

Non-current liability
Deferred income tax liability	525,999	540,555	-
Total liabilities	966,475	1,088,533	246,549

Shareholders' equity
Share capital (Note 8)	52,707,205	52,631,209	42,587,194
Other equity reserve	5,986,068	5,966,627	4,332,232
Deficit	(46,453,053)	(45,679,675)	(41,037,827)
Accumulated other comprehensive income (Note 8)	515,263	699,356	912,273
Total shareholders' equity	12,755,483	13,617,517	6,793,872

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,721,958	$ 14,706,050	$ 7,040,421

Nature of operations and ability to continue as a going concern (Note 1)

Events after the reporting date (Note 14)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON JUNE 28, 2011 BY:

   “Simon Ridgway”                                         , Director

   “Mario Szotlender”                              , Director

Simon Ridgway

Mario Szotlender

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

Three months ended March 31,
	2011	2010

EXPLORATION EXPENDITURES	$ 598,107	$ 61,552

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	12,890	10,478
Consulting fees (Note 10)	29,274	7,500
Donations	167	-
Legal and audit fees	3,018	3,062
Management fees (Note 10)	15,000	15,000
Non-cash compensation charge (Note 9)	33,232	489,377
Office and miscellaneous	14,927	12,864
Public relations	21,840	15,187
Rent and utilities	(1,625)	5,757
Repair and maintenance	2,972	946
Salaries and wages	55,386	44,883
Telephone and communications	3,870	3,246
Transfer agent and regulatory fees	13,739	13,686
Travel and accommodation	23,128	13,789
	227,818	635,775

Loss before other items	(825,925)	(697,327)

OTHER INCOME (EXPENSES)
Foreign currency exchange loss	(9,070)	(4,073)
Loss on sale of marketable securities	-	(7,026)
Gain from mineral property option agreements	29,794	-
Investment income	17,267	5,550
Loss before income taxes	(787,934)	(702,876)

Future income tax recovery (expense)	14,556	-

Net loss for the period	$ (773,378)	$ (702,876)

Other comprehensive loss
Fair value losses on available-for-sale investments	(184,093)	(355,738)
Comprehensive loss	$ (957,471)	$ (1,058,614)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average of number of common shares outstanding	79,814,613	53,556,927

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Other Equity Reserve	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance, January 1, 2010	53,548,488	$ 42,587,194	$ 4,332,232	$ 912,273	$ (41,037,827)	$ 6,793,872
Loss for the period	-	-	-	-	(702,876)	(702,876)
Shares issued for property acquisition	50,633	20,000	-	-	-	20,000
Available-for-sale investments	-	-	-	(355,738)	-	(355,738)
Non-cash compensation charge	-	-	489,377	-	-	489,377
Balance, March 31, 2010	53,599,121	$ 42,607,194	$ 4,821,609	$ 556,535	$ (41,740,703)	$ 6,244,635

	Number of Common Shares	Share Capital	Other Equity Reserve	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance, January 1, 2011	79,727,539	$ 52,631,209	$ 5,966,627	$ 699,356	$ (46,679,675)	$ 13,617,517
Loss for the period	-	-	-	-	(773,378)	(773,378)
Options exercised	20,000	13,800	-	-	-	13,800
Warrants exercised	96,761	48,405	-	-	-	48,405
Transfer of other equity reserve on exercise of options	-	12,874	(12,874)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	917	(917)	-	-	-
Available-for-sale investments	-	-	-	(184,093)	-	(184,093)
Non-cash compensation charge	-	-	33,232	-	-	33,232
Balance, March 31, 2011	79,844,300	$ 52,707,205	$ 5,986,068	$ 515,263	$ (46,453,053)	$ 12,755,483

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

Three months ended March 31,
	2011	2010

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (773,378)	$ (702,876)
Items not involving cash:
Amortization	12,890	10,478
Gain from mineral property option agreements	(29,794)	(20,574)
Unrealized foreign exchange	-	(4,073)
Loss on disposal of investments	-	7,026
Deferred income tax recovery	(14,556)	-
Non-cash compensation charge	33,232	489,377
	(771,606)	(220,642)
Changes in non-cash working capital items:
Advances and other receivables	(38,797)	(90,069)
GST receivable	42,865	(238)
Prepaid expenses	34,190	(23,300)
Accounts payable and accrued liabilities	(107,502)	11,379
	(840,850)	(322,870)

FINANCING ACTIVITY
Proceeds on issuance of common shares, net	62,205	-

INVESTING ACTIVITIES
Due from related parties	(58,836)	(14,512)
Expenditures on exploration and evaluation asset acquisition costs	-	(36,087)
Gain from mineral property option agreements	29,794	-
Proceeds from sale of marketable securities and investments	-	519,128
Purchase of property & equipment	(53,303)	(13,320)
	(82,345)	455,209

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(860,990)	132,339

Cash and cash equivalents, beginning of period (Note 4)	7,715,347	499,266

CASH AND CASH EQUIVALENTS, END OF PERIOD (Note 4)	$ 6,854,357	$ 631,605

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The address of the Company’s head office is #830 – 355 Burrard Street, Vancouver, BC, Canada V6C 2G8.  The amounts shown for exploration and evaluation assets represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2011, the Company had not yet achieved profitable operations, has accumulated losses of $46,453,053 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first International Financial Reporting Standards (IFRS) condensed consolidated interim financial statements and IFRS 1, First Time Adoption of IFRS has been applied, as they are part of the period covered by the Company’s first IFRS consolidated financial statements for the year ending December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. The Company’s condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of income, comprehensive income, financial position, and cash flows of the Company is provided in Note 15. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply, reconciliations of equity, net income and comprehensive income for comparative periods and equity at the date of transition, January 1, 2010.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries at March 31, 2011 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Exploraciones Mineras de Guatemala S.A	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Desarrollo Geologico Minerao, S.A.	Nicaragua	100%	Exploration company
Recursos Del Cibao, S.A.,	Dominican Republic	100%	Inactive
Radius (Cayman) Inc	Cayman Islands	100%	Holding company
Pavon (Cayman) Inc.	Cayman Islands	100%	Holding company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Minera Aymara S.A.C.	Peru	100%	Inactive

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change of value.

Marketable Securities

Marketable securities are recorded at fair market value as they are considered available-for-sale.

Mineral Properties

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.  Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized.

Options are exercisable entirely at the discretion of the optionee and, amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the balance sheet and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of operations.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Mineral Properties – (cont’d)

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available.  Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset.  Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items.  The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent Costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Property, Equipment and Amortization – (cont’d)

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

4 – 8 years straight-line

Computer equipment

25% - 50% declining balance

Field equipment

30% declining balance

Furniture and equipment

20% declining balance

Geophysical equipment

20% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

Earning / Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the periods presented.

For the period ended March 31, 2011, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 12,955,435 (2010: 5,270,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Deferred income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.  The Company’s common shares, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Flow-through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. The increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a deferred income tax recovery.

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program.  Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors.  On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital.  Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax deduction renounced to the shareholders.  The premium is recognized as other income and the related deferred tax recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expended as at March 31, 2011 is $4,290,549.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations.  When applicable, this tax is accrued as a financial expense until paid.

Share-based Payments

The Company has a stock-based compensation plan as disclosed in Note 9, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to other equity reserve. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in other equity reserve, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option valuation models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Foreign Currency Translation

The functional and presentation currency of the Company is the Canadian dollar. The operations of foreign operations are translated as follows: monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

Provisions

Rehabilitation Provision

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

At March 31, 2011, the fair value of the exploration and evaluation rehabilitation costs is not significant.

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end.  Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds it recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Financial Instruments

Financial Assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired.  All transactions related to financial instruments are recorded on a trade date basis.  The Company’s accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs.  Gains or losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income.  Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence or impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss.  If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis.  On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise of trade payables and accrued liabilities.  These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method.  This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.  Trade payable amounts are unsecured and are usually paid within forty-five days of recognition.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Standards, Amendments and Interpretations Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim financial statements.

New accounting standards effective January 1, 2013

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company:

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

Standards, Amendments and Interpretations Not Yet Effective – (cont’d)

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed interim financial statements or whether to early adopt any of the new requirements.

3.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

3.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – (cont’d)

a)

The recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statements of financial position;

b)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

c)

The estimated useful lives of property and equipment which are included in the condensed consolidated interim statement of financial position and the related amortization included in the condensed consolidated interim statement of comprehensive loss for the period ended March 31, 2011;

d)

The inputs in accounting for non-cash compensation expense in the condensed consolidated interim statement of comprehensive loss; and

e)

The provision for income taxes which is included in the condensed consolidated interim statement of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2011.

4.

CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

5.

MARKETABLE SECURITIES AND PORTFOLIO INVESTMENTS

Marketable securities are recorded at fair market value as they are classified as available-for-sale financial instruments.  As of March 31, 2011, marketable securities consisted of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 14,569 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 600,000 common shares in Wesgold Minerals Inc. (“Wesgold”), all public companies with common directors or officers, and 600,000 common shares in Solomon Resources Limited (“Solomon”).

As of December 31, 2010, all the Company’s portfolio investments had been disposed of.

As at March 31, 2011, the carrying amount for the marketable securities was $810,516 (December 31, 2010: $994,609).  An unrealized loss of $184,093 was recorded in other comprehensive income during the three months ended March 31, 2011 (2010: $355,738).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

6.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, January 1, 2010	$ 17,730	$ 299,597	$ 173,178	$ 31,558	$ 36,178	$ -	$ 558,241
Additions	3,598	-	18,240	11,894	55,316	2,480	91,528
Disposals	-	(39,679)	-	-	-	-	(39,679)
Balance, December 31, 2010	$ 21,328	$ 259,918	$ 191,418	$ 43,452	$ 91,494	$ 2,480	$ 610,090
Additions	-	-	46,579	6,724	-	-	53,303
Disposals	-	-	-	-	-	-	-
Balance, March 31, 2011	$ 21,328	$ 259,918	$ 237,997	$ 50,176	$ 91,494	$ 2,480	$ 663,393

Accumulated amortization
Balance, January 1, 2010	16,044	209,055	117,200	12,330	23,008	-	$ 377,637
Additions	1,202	4,463	19,514	4,578	8,166	372	38,295
Disposals	-	(25,550)	-	-	-	-	(25,550)
Balance, December 31, 2010	$ 17,246	$ 187,968	$ 136,714	$ 16,908	$ 31,174	$ 372	$ 390,382
Additions	120	2,605	5,664	1,327	3,016	158	12,890
Disposals	-	-	-	-	-	-	-
Balance, March 31, 2011	$ 17,366	$ 190,573	$ 142,378	$ 18,235	$ 34,190	$ 530	$ 403,272

Carrying amounts
At January 1, 2010	$ 1,686	$ 90,542	$ 55,978	$ 19,228	$ 13,170	$ -	$ 180,604
At December 31, 2010	$ 4,082	$ 71,950	$ 54,704	$ 26,544	$ 60,320	$ 2,108	$ 219,708
At March 31, 2011	$ 3,962	$ 69,345	$ 95,619	$ 31,941	$ 57,304	$ 1,950	$ 260,121

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS

	Guatemala	Nicaragua	Canada	Total
Balance, January 1, 2010	$ 4,142,864	$ 82,482	$ 68,246	$ 4,293,592
Shares	-	-	111,300	111,300
Cash	-	-	717,544	717,544
Acquisition costs recovered	-	-	(90,701)	(90,701)
Balance, December 31, 2010	4,142,864	82,482	806,389	5,031,735
Balance, March 31, 2011	$ 4,142,864	$ 82,482	$ 806,389	$ 5,031,735

The impairment assessment of exploration and evaluation assets resulted in no amounts being written off the Company’s properties.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2010.  Significant exploration and evaluation asset transactions that have occurred in the three month period ended March 31, 2011 are as follows:

Rivier Property - Yukon Territory, Canada

During 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims. In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years according to the following schedule:

a)

$25,000 cash and 25,000 common shares upon signing (cash paid and shares issued);

b)

$10,000 cash and 25,000 common shares on or before July 18, 2011;

c)

$20,000 cash and 50,000 common shares on or before July 18, 2012;

d)

$40,000 cash and 50,000 common shares on or before July 18, 2013; and

e)

$80,000 cash and 50,000 common shares on or before July 18, 2014.

During the period ended March 31, 2011, the Company optioned its interests in the Rivier Property to Emerick Resources Corp. (“Emerick”).  Emerick can earn a 60% interest in the Property by spending $1 million on exploration and making staged share payments to the Company totaling 1 million shares over three years according to the following schedule:

a)

100,000 shares upon TSX-V approval;

b)

200,000 shares and $250,000 in exploration expenditures by December 31, 2011;

c)

200,000 shares and $500,000 in exploration expenditures by December 31, 2012; and

d)

500,000 shares and $250,000 in exploration expenditures by December 31, 2012.

The Company and Emerick have common directors and officers.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Tlacolula Property - Mexico

In January 2011, the Company received from Fortuna the second scheduled option payment consisting of US$30,000 cash and US$30,000 cash equivalent in Fortuna shares.  The US$30,000 cash equivalent resulted in the receipt of 6,756 Fortuna shares.

8.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the three months ended March 31, 2011, 20,000 stock options were exercised for gross proceeds of $13,800.  The Company reallocated the fair value of these options previously recorded in the amount of $12,874 from other equity reserve to capital stock.

During the three months ended March 31, 2011, 96,761 share purchase warrants were exercised for gross proceeds of $48,405. The Company reallocated the fair value of those share purchase warrants previously recorded in the amount of $917 from other equity reserve to capital stock.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2010 to March 31, 2011:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2010	-	$0.00
Issued	7,826,546	$0.51
Exercised	(136,850)	$0.50
Balance, December 31, 2010	7,689,696	$0.51
Exercised	(96,761)	$0.50
Balance, March 31, 2011	7,592,935	$0.51

As at March 31, 2011, the following share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price
May 26, 2011	222,250	$0.50
June 16, 2011	566,071	$0.55
June 2, 2012	259,230	$0.70
June 16, 2012	6,545,384	$0.50
	7,592,935

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL AND RESERVES – (cont’d)

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income includes an available-for-sale reserve.  This reserve is used to recognize fair value changes on available-for-sale investments.

9.

SHARE-BASED PAYMENTS

Stock Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended March 31, 2011:

	Exercise	Opening	During the Period			Closing	Vested and
Expiry Date	Price	Balance	Granted	Exercised	Forfeited	Balance	Exercisable	Unvested
Feb 21, 2011	$0.70	1,110,000	-	-	(1,110,000)	-	-	-
Apr 16, 2012	$0.52	595,000	-	-	-	595,000	595,000	-
Sept 5, 2012	$0.56	850,000	-	-	-	850,000	850,000	-
May 5, 2013	$0.26	615,000	-	-	-	615,000	615,000	-
Jan 7, 2020	$0.29	1,640,000	-	-	-	1,640,000	1,640,000	-
May 25, 2020	$0.36	100,000	-	-	-	100,000	75,000	25,000
Sept 23, 2020	$0.69	1,620,000	-	(20,000)	-	1,600,000	1,512,500	87,500
Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000	-
		6,605,000	-	(20,000)	(1,110,000)	5,475,000	5,362,500	112,500
Weighted Average Exercise Price		$0.52	-	$0.69	$0.70	$0.48	$0.47	$0.62

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

9.

SHARE-BASED PAYMENTS – (cont’d)

Stock Option Plan Details – (cont’d)

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the three months ending March 31, 2011 of $33,232 (2010: $489,377) is associated with those options granted to consultants and employees during the prior year and became vested during the three months ended March 31, 2011.

As of March 31, 2011 there was approximately $23,465 (December 31, 2010: $56,697) of total unrecognized compensation cost related to unvested share-based compensation awards.

10.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended March 31, 2011 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd.	Management
Rical Mining Ltd.	Expense reimbursement
Fortuna Silver Mines Ltd.	Shared general and administrative expenses
Focus Ventures Ltd.	Shared general and administrative expenses
Iron Creek Capital Corp.	Shared general and administrative expenses
Emerick Resources Corp.	Shared general and administrative expenses
Western Pacific Resources Corp.	Shared general and administrative expenses
Wesgold Minerals Inc.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company in the three months ended March 31, 2011:

	Three months ended March 31,
	2011	2010
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	7,500	7,500
Mineral property costs:
Geological consulting fees	-	3,170
	$ 22,500	$ 25,670

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $13,442 (December 31, 2010: $26,384) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $235,344 (December 31, 2010: $176,508) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $7,247 (December 31, 2010: $19,356) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and to a Director of a related company who provides consulting services.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

11.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Mexico and Alaska.

Details of identifiable assets by geographic segments are as follows:

	March 31,	December 31,
	2011	2010
Total Assets
Canada	$ 8,637,546	$ 9,555,050
Caymans	506,970	597,101
Guatemala	4,342,708	4,345,165
Nicaragua	175,573	185,166
Mexico	48,153	19,048
Peru	9,549	9,780
Other	1,459	1,501
	$ 13,721,958	$ 14,712,811

Property and Equipment
Canada	$ 162,563	$ 129,587
Guatemala	24,140	20,964
Nicaragua	69,882	72,382
Peru	3,536	3,536
	$ 260,121	$ 226,469

Exploration and Evaluation Assets
Canada	$ 806,389	$ 806,389
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 5,031,735	$ 5,031,735

Exploration Expenditures
Canada	$ 39,779	$ 2,016,987
Guatemala	547,261	753,900
Mexico	3,765	11,511
Nicaragua	7,302	55,992
	$ 598,107	$ 2,838,390

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As at March 31, 2011, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company has chosen to expense transaction costs relating to financial assets and liabilities that have been designated as other than held for trading.

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The following table provides an analysis of financial instruments grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at March 31, 2011:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 6,854,357	$ 6,854,357	N/A
Marketable Securities	810,516	810,516	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2011, cash totalling $285,033 (December 31, 2010: $252,026) was held in US dollars, $2,853 (December 31, 2010: $3,773) in Nicaragua Cordoba, $4,078 (December 31, 2010: $15,220) in Guatemala Quetzal, $5,314 (December 31, 2010: $10,096) in Mexican Pesos and $806 (December 31, 2010: $837) in Peruvian Sols. Based on the above net exposures at March 31, 2011, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $29,808 increase or decrease in the Company’s after tax net earnings, respectively.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities, and capital to be raised through a private placement that has been arranged subsequent to the period ended March 31, 2011.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

13.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three months ended March 31, 2011. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $46,453,053 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.

14.

EVENTS AFTER THE REPORTING DATE

Subsequent to the period end, the following events which have not been disclosed elsewhere in these financial statements have occurred:

i)

34,246 shares were issued as per an option agreement on the Sixty Mile Property;

ii)

287,555 share purchase warrants and 20,000 stock options were exercised for proceeds of $147,043 and $7,250 respectively; and

iii)

Share purchase warrants to purchase up to 530,153 shares at $0.55 per share expired unexercised.

No other adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

15.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

(a)

IFRS exemption options

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

Business Combinations

The Company has elected not to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

Compound Financial Instruments

The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

(b)

Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations.  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

15.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) – (cont’d)

The January 1, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

ASSETS

Current assets	$ 2,542,344	$ -	$ 2,542,344

Non-current assets
Long-term deposits	23,881	-	23,881
Property and equipment	183,220	(2,616)	180,604	(i)
Exploration and evaluation assets	4,293,592	-	4,293,592
Total non-current assets	4,500,693	(2,616)	4,498,077

TOTAL ASSETS	$ 7,043,037	$ (2,616)	$ 7,040,421

LIABILITIES and SHAREHOLDERS' EQUITY

Current liability
Accounts payable and accrued liabilities	$ 246,549	$ -	$ 246,549

Non-current liability
Deferred income tax liability	122,000	(122,000)	-	(ii)

Total liabilities	368,549	(122,000)	246,549

Shareholders' equity
Share capital	42,587,194	-	42,587,194
Other equity reserve	4,332,232	-	4,332,232
Deficit	(41,157,211)	119,384	(41,037,827)	(i)(ii)
Accumulated other comprehensive income	912,273	-	912,273
Total shareholders' equity	6,674,488	119,384	6,793,872

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,043,037	$ (2,616)	$ 7,040,421

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

15.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) – (cont’d)

The March 31, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

ASSETS

Current assets	$ 1,945,557	$ -	$ 1,945,557

Non-current assets
Long-term deposits	23,881	-	23,881
Property and equipment	185,866	(2,420)	183,446	(i)
Exploration and evaluation assets	4,349,679	-	4,349,679
Total non-current assets	4,559,426	(2,420)	4,557,006

TOTAL ASSETS	$ 6,504,983	$ (2,420)	$ 6,502,563

LIABILITIES and SHAREHOLDERS' EQUITY

Current liability
Accounts payable and accrued liabilities	$ 257,928	$ -	$ 257,928

Non-current liability
Deferred income tax liability	122,000	(122,000)	-	(ii)

Total liabilities	379,928	(122,000)	257,928

Shareholders' equity
Share capital	42,607,194	-	42,607,194
Other equity reserve	4,821,609	-	4,821,609
Deficit	(41,860,283)	119,580	(41,740,703)	(i)(ii)
Accumulated other comprehensive income	556,535	-	556,535
Total shareholders' equity	6,125,055	119,580	6,244,635

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,504,983	$ (2,420)	$ 6,502,563

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

15.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) – (cont’d)

The December 31, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

ASSETS

Current assets	$ 9,430,726	$ -	$ 9,430,726

Non-current assets
Long-term deposits	23,881	-	23,881
Property and equipment	226,469	(6,761)	219,708	(i)
Exploration and evaluation assets	5,031,735	-	5,031,735
Total non-current assets	5,282,085	(6,761)	5,275,324

TOTAL ASSETS	$ 14,712,811	$ (6,761)	$ 14,706,050

LIABILITIES and SHAREHOLDERS' EQUITY

Current liability
Accounts payable and accrued liabilities	$ 547,978	$ -	$ 547,978

Non-current liability
Deferred income tax liability	122,000	418,555	540,555	(ii)(iii)

Total liabilities	669,978	418,555	1,088,533

Shareholders' equity
Share capital	53,657,762	(1,026,553)	52,631,209	(iii)
Other equity reserve	5,966,627	-	5,966,627
Deficit	(46,280,912)	601,237	(46,679,675)	(i)(ii)(iii)
Accumulated other comprehensive income	699,356	-	699,356
Total shareholders' equity	14,042,833	(911,314)	13,617,518

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,712,811	$ (6,761)	$ 14,706,050

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

15.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) – (cont’d)

The Canadian GAAP Consolidated Statement of Comprehensive Loss for the three-month period ended March 31, 2010 has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

Loss before income taxes	$ (703,072)	$ 196	$ (702,876)	(i)
Deferred income tax recovery (expense)	-	-	-
Net loss for the year	(703,072)	196	(702,876)

Deficit, beginning of the period	(41,157,211)	-	(41,037,827)
Deficit, end of the period	$(41,860,283)	$ 196	$(41,740,703)

The Canadian GAAP Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

Loss before income taxes	$ (5,093,435)	$ (4,145)	$ (5,097,580)	(i)
Deferred income tax recovery (expense)	(30,266)	485,998	455,732	(iii)
Net loss for the year	(5,123,701)	481,853	(4,641,848)

Deficit, beginning of the period	(41,157,211)	-	(41,037,827)
Deficit, end of the period	$(46,280,912)	$ (4,145)	$(45,679,675)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2011

(Expressed in Canadian Dollars)

15.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) – (cont’d)

Notes to the IFRS reconciliations:

i)

Website costs

Under Canadian GAAP, Radius capitalized costs relating to the development of its website. Under IFRS, where the website has been developed solely or primarily for promoting or advertising the entity’s products and services, the entity will be unable to demonstrate that such a web site will generate future economic benefits, and costs incurred on the development of the website are expensed as incurred. On adoption of the IFRS requirements, the Company recorded a $6,761 decrease to property and equipment and increase to deficit.

ii)

Deferred income taxes

Under Canadian GAAP, a $122,000 deferred income liability was recognized on the acquisition of Guatemalan mineral property assets. Under IFRS, the tax liability would not be recognized, either on acquisition or subsequently. On adoption of the IFRS requirements, the Company recorded a $122,000 decrease to deferred tax liability and decrease to deficit.

iii)

Flow-through shares

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures. Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as deferred tax expense. On adoption of the IFRS requirements, the Company recorded a $1,026,553 decrease to share capital, a premium liability of $540,555 and a deferred income tax recovery of $485,998 as at and for the year ended December 31, 2010.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2011

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2011.  The following information, prepared as of June 28, 2011, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for three months ended March 31, 2011 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2011 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, the Company is exploring its 100% owned HB Project, while Kappes Cassiday and Associates (“KCA”) is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold Corp. (“B2Gold”) is exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In the Yukon Territory and State of Alaska, the Company has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.  In 2010, the Company applied for several land use permits on highly prospective geothermal ground in Guatemala.

The status of the Company’s properties is described below:

Guatemala

Holly / Banderas Projects

In April 2010, the Company commenced a reactivation of its Holly & Banderas (“HB”) projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have led the Company’s technical team to review the geology and the results obtained by the previous work.  Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

Work at HB resumed with a review of the regional data base of stream sediment sampling and prospecting that the Company has built over several years in Guatemala.  This review has led to several additional concession applications being presented to the Ministry of Mines covering strong silver-lead-zinc anomalies.  The Company is waiting for the granting of these concessions to do follow-up work on that ground.

Recent highlights of the Company’s work include:

•

Delineation of an impressive zone of high-level chalcedonic silica currently traced for over 400m along strike and over 100m wide locally within the Zapote trend of the HB property.  Initial sampling of outcrop at Zapote has returned gold values from a low of 0.50 to a high of over 6.0 g/t Au.  Trenching and extensive outcrop sampling are presently underway.

•

Identification of a high grade zone on the north side of the Holly ridge.  Previous prospecting and sampling in this area discovered quartz boulders believed to be float, grading from just under 1 g/t Au up to 112 g/t Au and over 5,600 g/t Ag.  Trenching in the area has revealed texturally-similar quartz veins in situ in the schists directly below the boulders.  This is a significant find as little work has previously been done on the north side of the Jocotan fault, despite the presence of large, coherent, untested gold in soil anomalies there.

•

Completion of 14 diamond drill holes into the Pyramid Hill and M28 zones.  Drill results are disappointing (see below).  However, a structural study of drill core and outcrop by SRK confirms a strong northwest trending gold bearing fault zone with a strike of over 3km that has been tested only at very high levels.  The study results indicate that the Company’s work has been focused above the “productive zone” of the epithermal system.  Additional drilling is being planned to target substantially deeper levels than any previous work at HB.

Zapote Zone

The Zapote zone is southwest of, and probably parallel to the M28 / Pyramid Hill zones.  At surface the zone is an impressive, steeply west-dipping vein exposed with a true thickness of between 5 to 10m, although the orientation is still uncertain.  The distribution of float, subcrop, and small veinlet orientation suggests the presence of another mineralized vein with a different orientation to the one described above, although more work is necessary to confirm that.

Trenching is underway, and all samples collected to date are highly anomalous in Au (i.e. in the ppm range).  The first 23 samples collected returned an average grade of 2.01 g/t Au, ranging from 0.50 to 6.0 g/t Au.  Systematic sampling and trenching should help define the true width and nature of the vein(s).

Zapote appears to be high in a hydrothermal system: massive chalcedony dominates in outcrop.  the Company’s geologists believe that there is potential at depth for better grades, which could present a very attractive drill target if the vein stays as thick as it appears to be at surface.

The Pino Zone

A data review by the Company highlighted 17 historic grab samples of electrum-bearing epithermal vein quartz collected from the Pino zone, a low sulphidation epithermal quartz vein hosted by schists on the northwestern side of the HB project.  Gold assay results from the 17 samples ranged from just under 1 g/t Au to 112 g/t Au, with an average of 19.8 g/t Au.  Silver values range from trace to 7,091.8 g/t Ag.

The Company’s historic exploration in the area focused on the younger volcanic rocks to the south of the major Jocotan fault.  The grab samples reported below were collected from the schists on the northern side of the fault, and were previously interpreted as transported float rocks not in situ.  the Company’s geologists have trenched below the float samples and encountered similar material hosted by the schists, suggesting that the high grade float reflects the presence of veins in the schists and is not transported material.  A table of the most significant historic grab sample results is given below:

Sample No.	Au (g/t) fire assay	Ag (g/t)
18258	112.41	5,600.0
18256	79.28	7,091.8
18257	33.75	1,030.0
12296	27.98	1,423.4
18253	19.96	237.3
11093	14.38	880.7
18255	11.18	401.1
16067	7.67	258.6
18286	6.51	201.3
18254	4.46	97.0
18264	3.64	14.7
18289	3.15	35.9
16083	3.90	10.4
11092	3.49	18.8
17018	1.78	Tr
17038	1.30	Tr
17023	0.96	9.4

M28 / Pyramid Hill Drilling

Forty-nine holes have been drilled at Banderas since 2002 including 6 RC holes.  Most drilling has targeted the M28 and Pyramid Hill zones, part of a 3 kilometre long, northwest-southeast-trending structural corridor that hosts zones of gold/silver-bearing quartz veins, vein breccias and quartz vein stockwork zones.  A comprehensive in-house review of the Company’s full data set on the HB project is currently underway, and SRK Consulting (Canada) Inc. has been commissioned to complete a structural geological study of the project.

The initial findings of both studies, combined with the findings of a TerraSpec study on the alteration minerals present at surface and in core samples at HB, suggest that the Company’s drilling is still testing too shallow in the epithermal system and has not reached what would be termed the “productive horizon” where economic gold and silver grades would be expected to occur over mineable widths.  The work is indicating that drilling needs to target between 300-700m vertically below the paleo water table.  Interestingly, RC drill hole BRC04-024 cut an argentite-bearing quartz vein over 1.5m core length which graded 69.97 g/t Au + 516 g/t Ag, and is both the highest grade and deepest drill intersection on the Banderas property.

Consequently, the Company has stopped drilling at HB until the full data review is complete.  Management currently anticipates that the project review will result in a recommendation for a major drill program to commence later in 2011 or early 2012.

Hole*	From (m)	To (m)	Width (m)	Au g/t	Ag g/t
10-008	73.43	77.03	3.60	0.84	12.0
10-009	NSV**	-	-	-	-
10-010	NSV	-	-	-	-
10-010A	NSV	-	-	-	-
10-011	NSV	-	-	-	-
10-012	192.32	193.60	1.28	0.32	36.6
10-013	61.53	62.53	1.00	38.35	159.9
10-013	68.75	75.30	6.55	0.56	239.8
incl.	68.75	69.75	1.00	1.34	95.4
10-014	25.08	27.43	2.35	1.46	14.0
10-014	74.00	75.10	1.10	0.82	48.1
10-014	136.64	137.64	1.00	1.23	37.3
10-014	179.65	181.00	1.35	1.81	20.9

*All holes carry the prefix BDD **NSV=No Significant Values (<250 ppb Au, <10 ppm Ag)

Tambor

The Company owns a 100% interest in the Tambor Project:  an orogenic lode gold deposit, discovered by the Company in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

KCA, a Reno based engineering group, can earn a 51% interest in Tambor by spending a total of US$6.5M on the property by 2012 through staged annual expenditure commitments, or by putting the property into commercial production by 2012.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

KCA has fabricated a 200 tonnes per day (70,000 tonnes per year) flotation plant and a modular laboratory at its Reno, Nevada facility.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA submitted an environmental impact assessment (EIA) in June 2010 which includes the mining and development plan.  Once the Ministry of Environment and Mine has approved the EIA, a mining permit application will be submitted.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  To date, the permit applications cover approximately 154,000 hectares.

The Company has agreed to option its portfolio of geothermal concessions in Guatemala to Molten Power Corp. (“Molten”), a private Vancouver based geothermal power development company.  Molten will be the operator of the geothermal exploration project.  Under the terms of the option, and subject to satisfactory technical and legal due diligence by Molten, Molten shall have the exclusive right to earn a 100% interest in the concessions from the Company by issuing 10 shares for each hectare of ground for which a Provisional Use Permit is issued to the Company by the Ministry of Energy, for a maximum of approximately 1.54 million shares.  The Permits are expected to be received during 2011.

The Company also retains a 2% royalty of the gross revenue for the sale of geothermal electric power from the first power generation facility built on each geothermal licence.  Molten may, at its discretion, purchase at any time prior to the commencement of the commercial operation date one half of the 2% royalty from any geothermal license for the sum of CAD$30,000/MW nameplate capacity of the first power generation facility built on each geothermal licence.  Any expansion of the nameplate capacity on any of the licenses is not subject to royalty payments.

The Company intends to use its extensive knowledge of Guatemalan geology, gained from more than 10 years of mineral exploration in the country, to identify and acquire additional potential geothermal resources.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold an option to acquire an interest in its entire Nicaragua mineral property portfolio.  B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2Gold is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol Project located in north-eastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and tabular replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  In addition to the original Cerro Domingo target partially drill tested by Radius in 2008, B2Gold has identified three new drill targets located along the 6km long northeast trending corridor of mineralized volcanic rock.  The targets are comprised of thick tabular zones of low sulfidation epithermal vein, hydrothermal breccia, and replaced volcanic horizons within a Tertiary volcanic sequence.  These zones show good grade continuity for hundreds of meters of strike length.  The three principal areas are Cerro Domingo, the Paola Zone, and Trebol North.

B2Gold began a diamond drilling program at Trebol in January 2011, focusing on the three zones of low sulfidation gold occurrences in altered volcanic rocks covering a strike length of over five kilometres (“km”).  Positive assay results have confirmed the Trebol Property’s potential to host, at or near surface, shallow dipping gold mineralization that could potentially be mined with very low strip ratios.

Mineralization throughout the Trebol area is characterized by shallow to moderately dipping tabular shaped vein and hydrothermal breccia zones within andesite.  Outcropping horizons of the siliceous material have yielded impressive gold values in the trenching and the drilling has shown that many of these zones extend up to 100 metres down dip and show continuity over distances of several hundreds of metres of strike length.  Due to the shallow dips associated with the gold mineralization, most of mineralization is near surface and mostly oxidized.

The three zones drilled to date are Cerro Domingo, the Paola Zone, and the Trebol North Zone.  Drill holes contain up to 13.08 g/t gold over 7.00 metres in hole TR-11-047.  Drilling by the Company in 2008 first located the Cerro Domingo Zone and this has been confirmed and expanded in the recent drilling.  The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone.  Drill intervals are highlighted below.

B2Gold Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	TR-11-011	3.40	11.27	7.87	3.14	2.25
	including	5.45	5.85	0.40	42.38	25.00
	TR-11-014	4.35	32.90	28.55	1.96	1.96
	including	10.60	15.90	5.30	5.66	5.66
	and	36.80	44.60	7.80	0.95	0.95
	TR-11-015	48.60	65.36	16.76	0.86	0.86
	including	48.60	53.11	4.51	1.36	1.36
	TR-11-017	4.57	22.00	17.43	0.82	0.82
	*TR-11-019	0.75	16.50	15.75	2.43	2.43
	including	4.50	9.00	4.50	4.10	4.10
	TR-11-020	0.00	10.00	10.00	1.65	1.65
	TR-11-021	0.50	22.50	22.00	1.58	1.58
	TR-11-022	15.20	22.76	7.56	1.31	1.31
Paola Zone	TR-11-027	28.85	36.50	7.65	0.94	0.94
	TR-11-028	4.00	11.75	7.75	8.86	7.77
	including	6.75	10.75	4.00	15.82	13.70
	TR-11-029	4.50	16.15	11.65	3.06	3.06
	including	7.50	10.50	3.00	5.96	5.96
	TR-11-031	36.50	40.20	3.70	3.63	3.63
	TR-11-036	29.00	36.00	7.00	1.76	1.76
	TR-11-037	30.60	37.00	6.40	3.34	3.34
	TR-11-038	7.00	15.70	8.70	2.91	2.91
	**TR-11-039	9.40	12.20	2.80	1.08	1.08
	and	16.70	18.20	1.50	12.24	12.24
Trebol North	*TR-11-047	14.50	25.91	11.41	8.39	5.89
	including	14.50	21.50	7.00	13.08	9.01

* Indicates some intervals may have had poor recoveries

**Re-sassay pending due to low standard failure

Previous Company Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	*TRDH-08-001	12.19	38.25	26.06	1.36	1.36
	TRDH-08-005	0.00	11.25	11.25	1.65	1.65
	and	16.76	23.20	6.44	6.36	6.36
	including	18.75	22.56	3.81	9.24	9.24
	TRDH-08-008	58.64	59.59	0.95	3.93	3.93
	and	68.08	69.00	0.92	11.44	11.44
	TRDH-08-02A	6.09	16.76	10.67	2.23	2.23
	TRDH-08-004	3.30	19.81	16.51	1.80	1.80
	TRDH-08-006	2.15	7.97	5.82	1.02	1.02

* Indicates some intervals may have had poor recoveries

The drill campaign at Trebol has successfully identified several areas that will require additional drilling to define the extent of the mineralization.  The mineralization remains open to the north and south and in the covered areas between the three zones.  In addition, B2Gold’s geologists continue to discover more low sulfidation epithermal gold, outcrop and float occurrences within the concession that contain plus 1.00 g/t gold assays in grab and chip samples over 11.5 km of the 22 km total strike length of the trend.  In addition, a parallel zone has been located three km east of Cerro Domingo where preliminary grab sampling of similar siliceous material has yielded values up to 3.00 g/t gold.

Exploration is ongoing at Trebol and will continue as B2Gold geologists compile the recent drill data and plan the next round of trenching and drilling.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system in central Nicaragua was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totalling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see the Company’s news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold completed an extensive trenching program in 2010 and is now evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by the Company (see the Company’s news releases from 2003 and 2004).

Yukon Territory

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in the Yukon and Alaska in 2009 and 2010, the Company has acquired interests in a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

The Company announced in November 2010 the results of its 2010 exploration program which had two objectives:  (i) to discover the source of the placer gold mined from the creeks draining the hillsides of border ridge, an area of over 100 square kilometres (the “Thrust Fault Zone”), and (ii) to test the strongly altered volcanic rocks that are known to exist in the Sixty Mile valley (the “Graben Fault Zone”) for epithermal gold potential.  After conducting in the summer of 2010, airborne geophysics, geological mapping and extensive soil sampling programs, a preliminary drill program of seven holes, for a total of 1,607m, tested the two target areas.  Five holes (DDH10-1 to 5) were drilled into the meta-sediments.  Three of these holes intersected gold-bearing quartz/sulfide veins and veinlets hosted by quartzite units in the metasediments.

Two drill holes (DDH10-6 &7) targeted the altered volcanics in Graben Fault Zone.  Both intersected broad intervals of low grade gold mineralization associated with carbonate/sulfide veining in propylitic to argillic altered andesite.  Significant mineralized intercepts include:

Hole #	From (m)	To (m)	Length (m)	Gold (ppb)
DDH10-1	10.02	32.00	21.98	346

DDH10-2	35.65	76.43	40.78	414
including	35.65	43.28	7.63	1065
and
DDH10-2	223.60	249.94	26.34	342
including	241.40	243.00	1.60	2907

DDH10-3	35.05	45.72	10.67	461
DDH10-3	243.82	323.09	79.27	160

DDH10-6	12.19	86.87	74.68	327
including	49.84	56.39	6.55	1645

DDH10-7	88.39	146.67	58.28	329
DDH10-7	206.60	208.07	1.47	4458

Holes DDH10-4&5 tested separate structural targets at the Thrust Fault Zone with no significant gold results returned.

Orogenic gold mineralization has been identified within the brittle siliclastic metasediments.  The host units are extensive, and there are multiple beds of quartzite hosting cross cutting, gold bearing veins. With only 4 core holes drilled into this unit to date anomalous gold has been encountered over down-hole widths of up to 79m.  This unit appears to be the source of the extensive placer gold in the Sixty Mile region and management of the Company is of the view that further work on the target is warranted.

The epithermal target in the Graben Fault Zone also has excellent potential.  The altered volcanic rocks have been mapped, associated with the Sixty Mile graben fault, for a strike length of over 7km and over widths of 2km.  Holes DDH10-6 & 7 both returned strongly anomalous values over widths of up to 75m associated with argillic alteration.

A minimum 5000 m diamond drilling program commenced in early June 2011, initially focusing on the Graben Fault Zone.  A Controlled Source Audio Frequency Magnetotelluric (CSAMT) and Induced Polarization (IP) survey, also commenced in June, with the aim of identifying siliceous, possibly gold-bearing bodies hosted in the andesites.  A grid-based auger drill program was recently completed and designed to collect bedrock samples beneath mined gravels and overburden for geochemical analysis and alteration studies to help focus the drilling.

A second rig will be mobilized to the property to drill test the second, thrust related gold discovery.

Scarlet Property, Rackla Belt Area, Yukon

In 2010, the Company acquired by staking 550 claims in the Mayo Mining District known as the Scarlet Property.  The claims are in two blocks, Scarlet West and Scarlet East, covering prospective stratigraphy along the northern and southern edges of ATAC Resources’ claim block where ATAC has discovered a cluster of Carlin-type gold deposits and occurrences.  Mineralization in their Osiris Target appears to share many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150m to 250m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.  ATAC’s drilling at Osiris returned a highlight of 31.13 m @ 9.26 g/t Au approximately 10km northwest of the Company’s Scarlett East claim block.

Scarlet East lies on the southeastern end of ATAC’s claims and potentially covers the extension of the structure controlling the mineralization.  The Scarlet West claim block lies about 30km west of Osiris, roughly midway between ATAC’s Osiris and Ariana targets.

The Company will target both claim blocks with geochemical surveys (stream sediment, soil and rock sampling), airborne geophysics (magnetic and radiometrics) and geological mapping as early as possible in the 2011 summer season.  The first stage of exploration is expected to take approximately 4 weeks.

Ten Mile Creek Property

During 2009, the Company acquired interests in a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Certain of the claims are owned 100% by the Company and the balance have been optioned from a local prospector,

Subsequently, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and 1,000,000 shares over three years, of which the Company has received $250,000 and 750,000 shares to date.

Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soil sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favourably with recent significant gold discoveries in the area.

Solomon announced in October 2010 that it has completed the 2010 drilling program for this project.  Six diamond drill holes were completed with a total of 800 metres of core recovered.  Drill results were announced in late November 2010, with Solomon concluding that gold mineralization discovered to date at the Ten Mile Creek project appears to be associated with late-stage faults and fracture sets crosscutting regional foliation.  On the southernmost claims, arsenic values in-soil show a close correlation with higher gold values, while elsewhere on the property, arsenic values in-soil appear to be more broadly dispersed as haloes around higher gold values.  Solomon’s drilling also revealed more post-tectonic textures with mylonitization, crosscutting subidioblastic textures and milled pyrite with graphitic inclusions.

Rivier Property

In 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims.  Subsequently, the Company optioned a 60% interest in the Property to Emerick Resources Corp. (TSXV-ERC) (“Emerick”) in consideration of Emerick spending $1.0 million on exploration of the Property and issuing a total of 1.0 million shares to the Company over a period of three years, all subject to Emerick obtaining regulatory approval to the agreement.

The geological setting and anomalous geochemical values found at the Rivier Property are consistent with the possible presence of intrusion related and/or Listwanite hosted gold deposits.  The Property covers an area of roughly 4km by 9km over a series of anomalous gold + arsenic in stream sediment samples taken from streams that drain a Mid Cretaceous granitoid pluton, intruding siliciclastics of the Nasina subterrane and ultramafic rocks of the Slide Mountain Terrane.

Emerick plans to follow up last year’s soil sampling completed by the Company with geological mapping, additional soil and rock geochemical sampling and airborne geophysics, with the aim of identifying drill targets.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”) has an option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon Property, in consideration of issuing to the Company a total of 1,000,000 Wesgold common shares and incurring exploration expenditures of $1,000,000, over a four-year period.  The Company has received 600,000 Wesgold shares to date.

In 2009, Wesgold completed airborne geophysics and soil geochemistry, which resulted in the identification of anomalous gold and mercury values in two of the alteration zones coincident with aeromagnetic lows over the volcaniclastic basins.  In late 2010, Wesgold completed four diamond drill holes totaling 420 meters at one of the alteration zones near the southern part of the Snowcap project to test for the source of the anomalous mercury and gold values in soil in an area of no outcrop.  The drill holes intersected variably altered volcanic and epiclastic rocks with irregular quartz, carbonate, and pyrite veining.

While assay results did not return gold values of economic interest, cinnabar mineralization and anomalous concentrations of antimony, arsenic, and mercury were encountered.  These pathfinder elements are considered by Wesgold management to be a highly favourable indicator of epithermal precious metal mineralization in this geological environment.  The source of the anomalous gold values in soil remains unexplained, and Wesgold is integrating the geological, geochemical and geophysical data to plan for more exploration work in 2011.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares over 4 years.  The 12,642 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$50,000 cash and 14,569 shares of Fortuna.

Qualified Person: Roger Hulstein, B.Sc., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2011:

	First Quarter Ended March 31, 2011 ($)*	Fourth Quarter Ended Dec. 31, 2010 ($)*	Third Quarter Ended Sept. 30, 2010 ($)*	Second Quarter Ended June 30, 2010 ($)*	First Quarter Ended March 31, 2010 ($)*	Fourth Quarter Ended Dec. 31, 2009 ($)**	Third Quarter Ended Sept. 30, 2009 ($)**	Second Quarter Ended June 30, 2009 ($)**
Exploration expenditures	598,107	718,772	1,662,590	395,476	61,552	195,846	92,534	187,260
Total investment income	17,267	15,112	11,923	1,690	5,550	7,079	10,270	14,488
Net loss before income taxes	(787,934)	(986,366)	(2,740,984)	(667,354)	(702,876)	(343,064)	(426,272)	(334,391)
Basic and diluted net loss per share	(0.01)	(0.02)	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)

*

Figures for 2011 and 2010 expressed under IFRS

**

Figures for 2009 expressed under Canadian GAAP

The quarter ended March 31, 2010 had a higher net loss than the previous three quarters because of a non-cash compensation charge of $489,377 being recorded.  The net loss for the quarter ended June 30, 2010 was also higher than the 2009 quarterly losses due to increased exploration activity.  The quarter ended September 30, 2010 shows a significantly higher net loss over all quarters due to the increased level of exploration activity in the Yukon and a non-cash compensation charge of $947,254.  The net losses for the two most recent quarters have decreased due to a slowdown in Yukon exploration activities during the winter season.

Results of Operations

The quarter ended March 31, 2011 had a net loss of $773,378 compared to $702,876 for the quarter ended March 31, 2010, an increase of $70,502.  Although there was no significant change in net loss between the two periods, exploration expenditures in the current period totalled $598,107 compared to $61,552 in the comparative period for an increase of $536,555.  The higher exploration expenditures in the current quarter relate mostly to the Company’s drilling program conducted on the Holly/Banderas Property in Guatemala.  Overall costs for the current quarter were also offset by other income items of $29,794 which was a gain recorded on mineral property option payments received by the Company and investment income of $17,267.  In comparison, the comparative year recorded only $5,550 in investment income and no gain from mineral property option payments.

Corporate expenses in the quarter ended March 31, 2011 were $227,818 compared to $635,775 in the quarter ended March 31, 2010, a decrease of $407,957.  However, the current quarter only recorded an amount of $33,232 in non-cash compensation charges compared to $489,377 being charged in the comparative quarter.  When excluding this non-cash expense, the current quarter corporate expenses were actually $48,188 higher.  Notable cost increases were $21,774 in consulting fees, $10,503 in salaries and wages, $9,339 in travel and accommodation, and $6,653 in public relations.  The only significant cost decrease in the current period concerned rent and utilities and this was the result of the Company recording a cost recovery.  Overall cost increases are attributed to the increased exploration activity and efforts to promote the Company.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the three months ended March 31, 2011 is as follows:

Yukon/Alaska - $64,779 was incurred on exploration but this amount was offset by a $25,000 government grant received during the period.

Guatemala - $547,261 was incurred on exploration.

Nicaragua - $7,302 was incurred on exploration.

Mexico - $3,765 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $59,588 as a result of option payments received on its Tlacolula Property.

Further details regarding exploration expenditures for the periods ending March 31, 2011 and 2010 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash has decreased from approximately $7.72 million at December 31, 2010 to $6.85 million at March 31, 2011.  Working capital at March 31, 2011 was $7.97 million compared to $8.88 million at December 31, 2010.  A majority of the Company’s cash was raised by way of issuing flow-through shares during 2010.  Since the flow-through proceeds are subject to the Canadian flow-through share program rules, the Company intends to spend such funds on eligible exploration activities on its Yukon properties.  As at March 31, 2011, the Company’s flow-through commitment is $4.29 million.  Subsequent to March 31, 2011, the Company has arranged for a non-flow-through private placement to raise proceeds of up to $3.6 million.  These funds would be intended to be used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.

The Company also holds a portfolio of marketable securities consisting of 1,007,406 common shares of Focus Ventures Ltd., 14,569 common shares of Fortuna, and 600,000 common shares in Wesgold, all public companies with common directors or officers, and 600,000 common shares in Solomon.  A decrease in fair value of the portfolio from $994,609 to $810,516 since December 31, 2010 resulted in an unrealized loss of $184,093 for the current period.

The Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $46,453,053 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended March 31, 2011. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at March 31, 2011, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The following table provides an analysis of financial instruments recorded at fair value as at March 31, 2011 which are grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at March 31, 2011:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 6,854,357	$ 6,854,357	N/A
Marketable Securities	810,516	810,516	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2011, cash totalling $285,033 (December 31, 2010: $252,026) was held in US dollars, $2,853 (December 31, 2010: $3,773) in Nicaragua Cordoba, $4,078 (December 31, 2010: $15,220) in Guatemala Quetzal, $5,314 (December 31, 2010: $10,096) in Mexican Pesos and $806 (December 31, 2010: $837) in Peruvian Sols. Based on the above net exposures at March 31, 2011, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $29,808 increase or decrease in the Company’s after tax net earnings, respectively.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities, and capital to be raised through a private placement that has been arranged subsequent to the period ended March 31, 2011.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Three months ended March 31,
	2011	2010
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	7,500	7,500
Mineral property costs:
Geological consulting fees	-	3,170
	$ 22,500	$ 25,670

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $13,442 (December 31, 2010: $26,384) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $235,344 (December 31, 2010: $176,508) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $7,247 (December 31, 2010: $19,356) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and to a Director of a related company who provides consulting services.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at June 28, 2011 is 80,191,101 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
Number of Warrants	Exercise Price	Expiry Date
259,230	$0.70	June 2, 2012
6,545,001	$0.50	June 16, 2012
6,804,231

STOCK OPTIONS
Number of Options	Exercise Price	Expiry Date
595,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
615,000	$0.26	May 5, 2013
1,615,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
1,600,000	$0.69	September 23, 2020
75,000	$0.69	November 17, 2020
5,450,000

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2011.  They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Conversion to International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is our first reporting period under IFRS.

The Company’s IFRS conversion team identified three phases to the conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.  The Company has now completed its IFRS conversion plan through to implementation.  Review and post implementation will continue in future periods.

The Company’s financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 2 of the condensed consolidated interim financial statements for March 31, 2011.

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, The Company has provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 15 of the condensed consolidated interim financial statements for March 31, 2011 for the reconciliations between IFRS and Canadian GAAP.

IFRS 1 First-time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to note 15 of the condensed consolidated interim financial statements for March 31, 2011 for a detailed description of the IFRS 1 exemptions the Company elected to apply.

Controls and Procedures

The Company’s plan to convert its consolidated financial statements to IFRS at the change over date of January 1, 2011, with comparative financial results included a formal project governance structure that involved the Audit Committee and senior management to monitor progress and review and approve recommendations. The IFRS transition plan was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.  The Company identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company has completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The Company applied its existing control framework to the IFRS changeover process.

Business Activities and Key Performance Measures

The Company is not subject to any financial covenants or key ratios, therefore the transition had no impact in this regard.  The impact of the IFRS conversion project on the Company’s compensation arrangements has been assessed and there was no impact to existing compensation arrangements.

Information Technology and Systems

The IFRS transition project did not have a significant impact on the Company’s information systems for the convergence periods. The Company also does not expect significant changes in the post-convergence periods.

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRS and IFRIC Interpretations will be evaluated as they are drafted and published.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  Some of the Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska		Three Months
	General	Mineral	General	Mineral	General	Mineral	Ended March 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	2011
Camp, food and supplies	$ -	$ 8,941	$ 81	$ -	$ -	$ -	$ 9,022
Drafting, maps and printing	-	17,729	-	-	-	1,343	19,072
Drilling	-	319,300	-	-	-	-	319,300
Exploration administration	-	3,533	14	-	-	668	4,215
Foreign Exchange	-	74	30	9	-	-	113
Environment	-	39	-	-	-	-	39
Geochemistry	28	22,098	-	-	129	-	22,255
Geological consulting (Note 9)	2,446	52,717	-	-	813	22,366	78,342
Other consulting	29,284	1,878	-	-	-	-	31,162
Legal and accounting	-	3,443	287	1,629	-	-	5,359
Licenses, rights and taxes	-	2,935	2,645	1,857	-	34	7,471
Linecutting and trenching	-	327	-	-	-	-	327
Materials	-	11,003	-	-	-	495	11,498
Maintenance	-	6,799	85	-	-	-	6,884
Miscellaneous	-	197	47	-	-	2,087	2,331
Medical expenses	1,334	1,005	144	-	-	-	2,483
Public relations	-	2,919	319	-	11,660	-	14,898
Rent and utilities	-	5,638	304	-	-	-	5,942
Salaries and wages	2,551	39,069	2,671	-	159	24,819	69,269
Shipping	-	239	293	90	-	167	789
Telephone and communications	-	1,026	382	180	-	-	1,588
Travel and accommodation	-	10,709	-	-	-	39	10,748
	35,643	511,618	7,302	3,765	12,761	52,018	623,107
Expenditures recovered	-	-	-	-	-	(25,000)	(25,000)
BALANCE, END OF PERIOD	$ 35,643	$ 511,618	$ 7,302	$ 3,765	$ 12,761	$ 27,018	$ 598,107

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Canada	Three Months
	General	Mineral	General	Mineral	Mineral	Ended March 31,
	Exploration	Concessions	Exploration	Concessions	Concessions	2010
Automobile	$ 19	$ 1,329	$ 1,369	$ -	$ -	$ 2,717
Camp, food and supplies	132	4,275	422	-	-	4,829
Drafting, maps and printing	-	79	-	-	14	93
Exploration administration	106	759	1,655	-	-	2,520
Foreign Exchange	-	-	66	-	-	66
Geochemistry	-	7,481	-	-	-	7,481
Geological consulting (Note 9)	2,434	38,161	-	-	9,829	50,424
Other consulting	-	-	588	-	-	588
Legal and accounting	171	373	2,392	-	-	2,936
Licenses, rights and taxes	-	-	2,968	-	-	2,968
Linecutting and trenching	-	77	-	-	-	77
Materials	-	1,720	-	-	-	1,720
Maintenance	101	445	934	-	-	1,480
Miscellaneous	-	171	100	1,481	-	1,752
Medical expenses	946	708	228	-	-	1,882
Public relations	-	325	-	-	-	325
Rent and utilities	-	2,813	2,529	-	-	5,342
Salaries and wages	4,421	3,161	180	-	-	7,762
Shipping	-	542	136	-	-	678
Telephone and communications	155	358	1,289	-	-	1,802
Travel and accommodation	1,422	2,651	1,185	-	-	5,258
	9,907	65,428	16,041	1,481	9,843	102,700
Expenditures recovered	-	-	-	(41,148)	-	(41,148)
BALANCE, END OF PERIOD	$ 9,907	$ 65,428	$ 16,041	$ (39,667)	$ 9,843	$ 61,552

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